UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 14, 2013, the Supreme Court of the State of New York, County of New York (the “Court”), entered an order (the “Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) between FreeSeas Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the “Company”), and Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), in the matter entitled Hanover Holdings I, LLC v. FreeSeas Inc., Case No. 654474/2012 (the “Action”). Hanover commenced the Action against the Company on December 21, 2012 to recover an aggregate of $305,485.59 of past-due accounts payable of the Company, plus fees and costs (the “Claim”). The Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the Order by the Court on January 14, 2013.

As previously reported, pursuant to the terms of the Settlement Agreement approved by the Order, on January 15, 2013, the Company issued and delivered to Hanover 1,375,000 shares (the “Initial Settlement Shares”) of the Company’s common stock, $0.001 par value (the “Common Stock”), on January 18, 2013, the Company issued and delivered to Hanover 400,000 additional shares of Common Stock, and on January 29, 2013, the Company issued and delivered to Hanover 82,846 additional shares of Common Stock, totaling 1,857,846 shares of Common Stock.

On January 31, 2013, the Court entered an order approving an amendment to the Settlement Agreement reducing the “True-Up Period” (as defined in the Settlement Agreement) from 35 trading days following the date the Initial Settlement Shares were issued to four trading days following the date the Initial Settlement Shares were issued. As a result, the True-Up Period expired on January 22, 2013. Accordingly, the total number of shares of Common Stock issuable to Hanover pursuant to the Settlement Agreement, as amended, is 1,857,846, which number is equal to the quotient obtained by dividing (i) $305,485.59 by (ii) 70% of the VWAP of the Common Stock over the four-trading day period following the date of issuance of the Initial Settlement Shares, rounded up to the nearest whole share. All of such 1,857,846 shares of Common Stock had been issued to Hanover prior to the amendment of the Settlement Agreement. Accordingly, no further shares of Common Stock are issuable to Hanover pursuant to the Settlement Agreement, as amended, and Hanover is not required to return any shares of Common Stock to the Company for cancellation pursuant thereto.

The description of the amendment to the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Amendment to Stipulation of Settlement, which is filed as Exhibit 99.1 to this report and incorporated herein by reference, and the order dated January 31, 2013, which is filed as Exhibit 99.2 to this report and incorporated herein by reference.

The following exhibits are filed herewith:

Exhibit Number	Description

99.1	Amendment to Stipulation of Settlement, dated January 31, 2013.
99.2	Order dated January 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: February 1, 2013	By: /s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer